Exhibit 99.(a)(1)(M)

The following notice applies only to those staff members that received the Tender Offer document and memo from
David Overton dated February 6, 2007.  If you did not
receive the Tender Offer document, please disregard
the following notice.

NOTICE REGARDING TENDER OFFER ACCEPTANCE DEADLINE

      For those of you who received the Tender Offer documents  related to certain Cheesecake Factory Stock options that vest after December 31, 2004, this email is a reminder that you only have          days remaining to submit your election form to accept the offer.

As outlined in the memorandum from David Overton dated February 6, 2007 announcing the offer to amend and in the documents included with that Memorandum, recently enacted Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income tax at vesting, an additional 20% tax, interest at the underpayment rate plus 1% and penalties (as applicable) on stock options that were granted at less than fair market value and which vest after December 31, 2004. If you received an offer, The Cheesecake Factory has determined that certain of your stock options may be affected by Section 409A because they were or may have an exercise price at less than fair market value of the underlying stock on the grant date. The Cheesecake Factory has offered you the opportunity to avoid the Section 409A impact by amending (depending on the specific option grant) certain stock options.

Please note that you must act by the March 8, 2007, 5:00 pm Pacific Standard Time deadline to accept the offer and avoid the Section 409A impact. All of the details of Cheesecake Factory’s offer to you are included with the memorandum from David Overton dated February 6, 2007.

If you have any further questions concerning the offer, please contact us by telephone at 818-871-8333 or by e-mail at tenderquestions@thecheesecakefactory.com.